Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Amended and Restated Spirit Realty Capital, Inc. and Spirit Realty, L.P. 2012 Incentive Award Plan of our report dated February 26, 2016, (except for the effects of the restatement described in Note 2, as to which the date is October 31, 2016), with respect to the consolidated financial statements and schedules of Spirit Realty Capital, Inc. and our report dated February 26, 2016, (except for the effect of the material weakness described in the sixth paragraph of our report, as to which the date is October 31, 2016), with respect to the effectiveness of internal control over financial reporting of Spirit Realty Capital, Inc. included in its Annual Report (Form 10-K/A) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

December 14, 2016